U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

DoubleLine Shiller CAPE® Enhanced Income Fund

Address of Principal Business Office:

c/o DoubleLine Alternatives LP

333 South Grand Avenue, Suite 1800

Los Angeles, CA 90071

Telephone Number: 213-633-8200

Name and address of agent for service of process:

Corporation Service Company

84 State Street

Boston, MA 02109

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒ No ☐

NOTICE

A copy of the Agreement and Declaration of Trust of DoubleLine Shiller CAPE® Enhanced Income Fund is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trust by an officer or Trustee of the Trust in his or her capacity as an officer or Trustee of the Trust and not individually and that the obligations of or arising out of this instrument are not binding upon any of the Trustees, officers, or shareholders individually but are binding only upon the assets and property of the Trust.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles and the State of California on the 9th day of June, 2021.

By: /s/ Ronald R. Redell
Name: Ronald R. Redell
Title: President and Chief Executive Officer

Attest: /s/ Henry V. Chase
Name: Henry V. Chase
Title: Treasurer and Principal Financial and Accounting Officer